SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that the National Electric System Operator (“ONS”), on September 23, 2019 with retroactive effect to September 16, 2019, granted the Definitive Release Term (“TLD”) of the facilities that make up the Dual poles (“Bipolos”) 1 and 2 converter stations of the Madeira Complex according to documents TLDONS/575/9/2019 to TLDONS/586/9/2019.

The Madeira River direct current transmission system has two Bipolos for the transmission of energy generated by the Santo Antônio and Jirau hydroelectric plants in the state of Rondônia, to the municipality of Araraquara, in the state of São Paulo.

The subsidiaries Furnas Centrais Eletricas S.A. (“Furnas”) and Companhia Hidro Elétrica do São Francisco (“Chesf”) jointly own 49% of SPE Interligação Elétrica do Madeira (“IE Madeira”), which is responsible for the Bipolo 2 converters stations (ANEEL Concession Agreement 015/2019), the remaining 51% interest in said SPE IE Madeira belonging to CTEEP – São Paulo Electricity Transmission Company (“ISA CTEEP”), a company in which Eletrobras has 35.39% equity interest.

The subsidiary Centrais Elétricas do Norte do Brasil S/A (“Eletronorte”), in turn, holds 100% interest in the Bipolo 1 converter stations (ANEEL Concession Agreement 012/2019).

Since July 2014, Bipolos 1 and 2 converter stations have been operating under the so-called “Non-Impeditive Own Pending Issues”, which impacted the reduction in the receipt of Allowed Annual Revenue (“RAP”).

With the issuance of the TLD to Bipolo 1 and 2 converter stations, after attesting the conclusion of the joint studies carried out by IE Madeira and Eletronorte to demonstrate the feasibility of the Parallel Operation of Bipolos 1 and 2, Eletronorte and IE Madeira now have the right to receive 100% of RAP from the respective 012/2019 and 015/2009 Agreements.

The SPE and the referred subsidiaries will receive the full amount of RAP, thus ending the revenue frustration due to the lack of TLD, equivalent to about BRL 70.7 million per year, considering the proportion of the equity interest of Eletrobras subsidiaries in IE Madeira (by the equity method) and the full interest of Eletronorte in Bipolo 1 conversion stations.

Rio de Janeiro, September 26, 2019.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.